Mail Stop 4561
Via fax (408) 962-8181

October 16, 2009

Robert Selvi
Chief Financial Officer
SonicWALL, Inc.
2001 Logic Drive
San Jose, CA 95124

   Re: **SonicWALL, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed March 6, 2009
     Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and
     June 30, 2009, filed May 7, 2009 and August 7, 2009, respectively
     File No. 000-27723

Dear Mr. Selvi:

  We have reviewed your response letter dated September 23, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 21, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Success Factors of our Business

License and Service Revenues, page 34

1. We note from your response to prior comment 5 that revenue from subscription license services and technical support services represented 53.3% of total revenues in fiscal 2008. Given the significance of this revenue stream to the company's total operations, tell us what consideration you gave to disclosing the

total contract value of all of your non-cancelable subscription agreements. See Item 101(c)(viii) of Regulation S-K.

Critical Accounting Policies and Critical Accounting Estimates

Valuation of Long-Lived Assets, Intangible Assets and Goodwill, page 37

2.   We note from your response to prior comment 2 that the company tests for goodwill impairment in "the fourth quarter of each fiscal year" and for 2008, you assessed goodwill at December 31, 2008. Please tell us the date on which you assessed goodwill in fiscal 2007. If your 2007 assessment was not prepared as of December 31, 2007, then please explain further how you met the requirements of paragraph 26 of SFAS 142 to perform your test of goodwill at the same time every year. If applicable, please explain further how the company determined that the new impairment testing date is preferable. We refer you to paragraph 17 of SFAS 154. Also, if necessary, tell us how you considered the requirements of Item 601(b)(18) of Regulation S-K to file a preferability letter with regards to this change in the application of accounting principles.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 61

3.   We note your response to prior comment 5 and your election to combine software licenses with services. Please ensure that MD&A, Critical Accounting Policies and Estimates and footnote disclosures in future filings include a discussion of your basis of presentation and the reasons for such presentation.

Item 11. Executive Compensation (Incorporated from Definitive Proxy Statement on Schedule 14A filed on April 29, 2009)

Compensation Discussion and Analysis

Elements of Compensation, page 33

4.   Your response to prior comment 11 states that the base salary and targeted annual total compensation for Messrs. Knauff and Gonzalez were "based upon survey data published by Radford, an Aon Consulting company, for comparable positions at comparably sized companies located in Northern California targeted at approximately the 60th percentile." We note in this regard that, although your proxy statement identifies the component companies of the compensation peer group against which you benchmark base salaries and targeted total annual compensation for certain other of your named executive officers, it does not name

the companies that are included in the Radford survey considered for purposes of determining elements of compensation for Messrs. Knauff and Gonzalez.

As it appears that you engage in benchmarking material elements of compensation for these named executive officers against a different (or expanded) set of companies from the compensation peer group identified in your proxy statement, please identify in your response letter and in future filings, as applicable, the component companies against whom you benchmark compensation for Messrs. Knauff and Gonzalez. (If there are numerous component companies included in the relevant Radford survey, you may wish to provide the full list in an appendix to future filings that you cross-reference in the body of the filing.) Please also explain in your response letter and in future filings, as applicable, the qualitative and quantitative factors you consider in determining that these companies are comparable to SonicWALL. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Division of Corporation Finance Compliance and Disclosure Interpretations on Regulation S-K, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Note 6. Financial Instruments, page 9

5.   Based on your response to prior comment 18, it appears that you consider the solicitation of bids for the asset backed securities on three separate occasions to be representative of quoted prices in an "active market." Please explain in greater detail how you concluded that these bids are representative of quotes made in an "active market" and how you determined that the transaction was not considered a distressed sale. In this regard, tell us why you believe a few recent solicitations provide sufficient frequency and volume to provide pricing information on an ongoing basis. We refer you to paragraph 24 of SFAS 157. Further, tell us the number of bids obtained for each security and tell us whether such bids varied substantially over time or amongst buyers. Also, tell us the bid-ask spread for each security.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jason Niethamer, Senior Staff Accountant, at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or Mark Shuman, Legal Branch Chief at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief